

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Chardan Healthcare Acquisition 2 Corp., under the Exchange Act of 1934:

- Common Stock, $.0001 par value

- Warrants, entitling the holder thereof to purchase one-half (1/2) of a share of common stock at a price of $11.50 per whole share

- Units, each consisting of one share of Common Stock, $0.0001 par value and one Warrant entitling the holder to purchase one-half of a share of common stock

Sincerely,